Exhibit 99.1

Annual Information Form
February 23, 2022     1    Stantec Inc.

Stantec Inc.

Annual Information Form

February 23, 2022
Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 “safe harbor” provisions and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information.

Statements of this type are contained and incorporated by reference in this Annual Information Form (AIF) and include:
•The discussion of our goals, our key performance drivers, and our annual and long-term targets and expectations for our reportable segments, which can be found in our Management’s Discussion and Analysis (MD&A) section of our Annual Report for the year ended December 31, 2021 (incorporated by reference in this AIF and filed under our profile on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).
•Our beliefs about our risk management strategy and our ability to compete effectively in the Description of the Business section in this AIF.
Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2022 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

The purpose of this information is to describe management’s expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this AIF. We caution readers that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this AIF not to place undue reliance on our forward- looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors, among others listed under the Outlook, Risk Factors, and Assumptions sections of our MD&A for the year ended December 31, 2021 (incorporated by reference in this AIF and filed under our profile on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov), could cause our actual results to differ materially from those projected in our forward-looking statements:
•Global economic conditions
•Continuing COVID-19 pandemic
•Climate change events
•Fluctuations in interest rates or currency values
•Fluctuations in commodity prices
•Effects of disruptions to public infrastructure spending
•Effects of competition in the geographic or business areas in which we operate
•Fluctuations in demand for design services

Many of these factors are beyond our control and have effects that are difficult to predict.

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February 23, 2022     2    Stantec Inc.

Assumptions about the performance of the Canadian, US, and global economies in 2022 and how this performance will affect our business are material factors that we consider when determining our forward-looking statements. These assumptions are discussed in the Outlook and Cautionary Note Regarding Forward-Looking Statements sections of our MD&A for the year ended December 31, 2021 (incorporated by reference in this AIF and filed under our profile on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

For additional information regarding material and known risks and assumptions, see pages M-32 to M-40 and M-43 of our MD&A. Our MD&A for the year ended December 31, 2021 is incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov.

We caution that various factors, including those discussed in our MD&A, could adversely affect our results. Investors and others should carefully consider these factors—as well as other uncertainties and potential events and the inherent uncertainty of forward-looking statements—when relying on these statements to make decisions about our Company.

The forward-looking statements contained in this AIF represent our expectations as at February 23, 2022 and are subject to change after that date. Except as may be required by law, we do not undertake to update any written or verbal forward-looking statement that we may make from time to time. Our current practice is to evaluate and, where we deem appropriate, provide updates to ranges of expected performance for 2022. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

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February 23, 2022     3    Stantec Inc.

Corporate Structure

Name, Address, and Incorporation
Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. We have amended our Articles of Incorporation on several occasions to change share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors of our board.

Since incorporation, we have also amended our Articles of Incorporation several times to change our Company’s name:
•August 15, 1984 – 131277 Canada Ltd. changed to Stanley Engineering Group Inc.
•October 18, 1989 – Stanley Engineering Group Inc. changed to Stanley Technology Group Inc.
•March 30, 1994 – Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited and continued as Stanley Technology Group Inc.
•October 28, 1998 – Stanley Technology Group Inc. changed to Stantec Inc.
Our head and principal office and our registered and records office are at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, Canada, T5J 0K4.

In this AIF, references to “Stantec” and the “Company” include (as the context may require) Stantec Inc. and all or some companies in which it has an interest. References to “our,” “us,” and “we” also refer to Stantec. All amounts in this AIF are in Canadian dollars unless otherwise noted.

Intercorporate Relationships
The following chart lists, as at December 31, 2021, the intercorporate relationships among Stantec and its main operating subsidiaries; the percentage of voting and restricted shares of the subsidiaries owned, controlled, or directed by Stantec; and the governing jurisdiction of these subsidiaries. For our other subsidiaries not included in this list, the total assets and revenue owned, controlled, or directed by Stantec do not constitute more than 10%, individually, of the consolidated assets or consolidated revenues of Stantec as at December 31, 2021. These excluded subsidiaries also do not constitute more than 20%, in the aggregate, of the consolidated assets or consolidated revenues of Stantec as at December 31, 2021.

Name of Subsidiary	Percentage of Voting Shares	Percentage of Restricted Shares(1)	Governing Jurisdiction
Cardno Holdings Pty. Ltd.	100	n/a	Australia
Cardno, Inc.	100	n/a	Delaware
International Insurance Group Inc.	100	n/a	Barbados
Mustang Acquisition Holdings Inc.	100	n/a	Delaware
Stantec Architecture Inc.	0(2)	n/a	North Carolina
Stantec Architecture Ltd.	0(2)	n/a	Canada
Stantec Australia Pty Ltd	100	n/a	Australia
Stantec Consulting Caribbean Ltd.	100	n/a	Barbados
Stantec Consulting International LLC	100	n/a	Arizona
Stantec Consulting International Ltd.	100	100	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	100	100	Canada
Stantec Consulting Michigan Inc.	100	n/a	Michigan
Stantec Consulting Services Inc.	100	100	New York
Stantec Delaware V LLC	100	n/a	Delaware
Stantec Geomatics Ltd.	50(2)	100	Alberta
Stantec Global Capital Limited	100	n/a	United Kingdom
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February 23, 2022     4    Stantec Inc.

Stantec Holding (2017) Limited	100	n/a	United Kingdom
Stantec Holdings LP	100	n/a	Alberta
Stantec Holdings ULC	100	n/a	Alberta
Stantec International Consulting, Inc.	100	n/a	Delaware
Stantec International Inc.	100(3)	n/a	Pennsylvania
Stantec New Zealand	100	n/a	New Zealand
Stantec Technology International Inc.	100	100	Delaware
Stantec UK Limited	100	n/a	United Kingdom

n/a – not applicable

(1)In this AIF, “restricted shares” means non-voting shares in the capital stock of a subsidiary of the Company.
(2)Stantec has control over the relevant activities of these entities by means of contractual arrangements.
(3)Held by a structured entity (an entity designed so that voting or similar rights are not the dominant factor in deciding who controls the entity).

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February 23, 2022     5    Stantec Inc.

General Development of the Business

2022

Officer Appointment
On January 1, 2022, John D. Take was appointed to the position of Stantec’s chief business officer (CBO). Mr. Take was an existing employee of Stantec at the time of his appointment. Valentino DiManno who was Stantec's CBO until December 31, 2021, will retire from the Company in 2022 following the transition of the CBO role.

Three-Year History
Highlights of Stantec’s general development over the past three years follow.

2021

Acquisitions
On October 21, 2021, Stantec announced it had entered into share purchase agreements to acquire the North America and Asia Pacific engineering and consulting groups of Cardno Limited (Cardno) for aggregate cash consideration of US$500 million (Cardno Acquisition). The Cardno Acquisition which was completed on December 8, 2021, was financed through Stantec's existing funds and credit facilities. Upon completion of the Cardno Acquisition, Stantec added 2,750 professionals and expanded its presence in environmental services, infrastructure, community development, and water services segments.

In 2021, we acquired the following firms:

Month	Business Acquired	Nature of Business
March	Greg Tucker and Associates Pty. Ltd.	Provides expertise in transportation advisory, planning and analytics, transport engineering, and technical design.
Principally located in Melbourne, Australia.
May	Engenium Pty Ltd Engenium Pty A Ltd	Provides project delivery consultancy services for mining, resources, and industrial infrastructure projects.
Principally located in Perth, Australia.
September	Paleo Solutions, Inc.	Provides paleontological and archaeological services for the rail, transportation, water, and power and energy sectors.
Principally located in Los Angeles, California, USA.
November	Driven by Values B.V.	Provides consulting services in sustainable building design, energy infrastructure upgrades, sustainable district heating networks, and e-mobility.
Principally located in Sittard, the Netherlands.
December
Cardno USA, Inc.
Cardno Canada Holdings Limited
Cardno Holdings Pty Limited
Cardno Holdings New Zealand Limited
(being the legal entities that hold North America and Asia Pacific engineering and consulting business of Cardno Limited)
Provides environmental and infrastructure services, participates in local and federal government programs and urban development. Principally located in Brisbane, Australia.
December	Cox McLain Environmental Consulting, Inc.	Provides comprehensive environmental and cultural resource compliance services.
Principally located in Austin, Texas, USA.

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February 23, 2022     6    Stantec Inc.

Director Changes
Effective January 1, 2021, Martin A. à Porta was appointed to Stantec’s board of directors.

Financing
On October 29, 2021, Stantec completed an amendment and extension of its existing $1.1 billion syndicated senior credit facilities (Credit Facilities) under a sustainability-linked loan (SLL). The maturity date of the $800 million revolving credit facility and the $160 million term loan tranche was extended to October 29, 2026 and the maturity date for the $150 million term loan tranche was extended to October 29, 2024. Under the SLL, an interest rate incentive mechanism aligns the cost of funding with targets linked to Stantec's GHG emissions reductions targets and Bloomberg Gender Equality Index score.

Canadian Imperial Bank of Commerce (CIBC) is an administrative agent on the Credit Facilities; CIBC and Royal Bank of Canada acted as co-sustainability structuring agents.

Renewal of Normal Course Issuer Bid and Automatic Share Purchase Plan
On November 9, 2021, Stantec announced the renewal of its Normal Course Issuer Bid (2021 NCIB). Pursuant to the Company's Notice of Intention to Make a Normal Course Issuer Bid approved by the Toronto Stock Exchange (TSX), Stantec may purchase up to 5,559,312 common shares, representing approximately 5% of Stantec’s 111,186,257 issued and outstanding common shares as of November 2, 2021. Purchases were permitted to commence on November 16, 2021, and to terminate no later than November 15, 2022. Except for block purchases permitted by the TSX, the number of shares purchased per day will not exceed 52,973 or approximately 25% of the average daily trading volume for the six full calendar months prior to October 31, 2021.

In connection with the 2021 NCIB, Stantec also entered into an automatic share purchase plan (ASPP) with a designated broker to purchase its common shares under the NCIB at times when Stantec could not be active in the market due to applicable regulatory restrictions or internal trading blackout periods.

During 2021, 939,482 common shares were repurchased for cancellation at a weighted average price of $53.97 per share.

Continuing COVID-19 Pandemic
During the second year of the pandemic, Stantec acclimatized to the new ways of working with its clients and within the Company. In 2021, Stantec introduced office re-entry plans and protocols and re-opened the majority of its offices across North America and internationally. By December 8, 2021, Stantec became fully compliant with then in force US Federal Executive Order on Ensuring Adequate COVID Safety Protocols for Federal Contractors.

For more information on the impact of the COVID-19 pandemic on Stantec’s operations in 2021, see page M-5 of our MD&A for the year ended December 31, 2021 which is incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov.

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February 23, 2022     7    Stantec Inc.

2020
Acquisitions
In 2020, we acquired the following firms:

Month	Business Acquired	Nature of Business
October	Teshmont Consultants LP	Provides electrical engineering specializing in high voltage power transmission and distribution.
Principally located in Winnipeg, Manitoba.
December	AGEL Adviseurs B.V.	Provides multi-discipline engineering specializing in environmental services, spatial development, infrastructure, and GIS services.
Principally located in Oosterhout, the Netherlands.
December	Wenck Enterprises, Inc.	Provides environmental engineering with core expertise in air, water, food processing, natural resources, and infrastructure.
Principally located in Maple Plain, Minnesota.

Officer and Director Changes
On January 1, 2020, Stuart E. Lerner was appointed to the position of Stantec’s chief operating officer, North America, Catherine M. Schefer became the Company’s chief operating officer, Global, and Marshall W. Davert was appointed to the position of chief innovation officer.

Delores M. Etter and Susan E. Hartman did not stand for re-election as directors at our annual general meeting of shareholders held on May 7, 2020, and thus their service as directors of Stantec ended on that date.

On May 7, 2020, Patricia D. Galloway was appointed to Stantec’s board of directors.

COVID-19 Pandemic
As details of the novel coronavirus outbreak began to emerge in January 2020, Stantec implemented its Pandemic Response Plan, with protocols to meet the guidelines and recommendations issued by government and health officials. Historical investments in our information technology systems allowed Stantec to move quickly to transition its global workforce to remote working. Productivity, measured by employee utilization, dipped slightly as employees first transitioned to working from home in early March of 2020, however, it returned to typical levels and remained stable for the rest of the year.

Offering of Senior Unsecured Notes
On October 8, 2020, Stantec closed a private placement offering of $300 million in aggregate principal of senior unsecured notes due October 8, 2027. The notes bear an interest rate of 2.048% per annum and were priced at par. The notes are direct senior unsecured obligations of Stantec and rank pari passu with all of its existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness. Stantec used the net proceeds of this offering to repay a portion of existing indebtedness on its revolving credit facility and for general corporate purposes.

For more information about Stantec’s senior unsecured notes, please refer to the Description of Capital Structure section.

Renewal of Normal Course Issuer Bid and Automatic Share Purchase Plan
On November 9, 2020, Stantec announced the renewal of its Normal Course Issuer Bid (2020 NCIB). Pursuant to the Company's Notice of Intention to Make a Normal Course Issuer Bid approved by the TSX, Stantec was permitted to purchase up to 5,605,224 common shares, representing approximately 5% of Stantec’s 112,104,491 issued and outstanding common shares as of November 2, 2020. Purchases were permitted to commence on November 16, 2020, and to terminate no later than November 15, 2021. During 2020, 2,047,948 common shares were repurchased for cancellation at a weighted average price of $38.21 per share.

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February 23, 2022     8    Stantec Inc.

In connection with the 2020 NCIB, Stantec also entered into an ASPP with a designated broker to purchase its common shares under the NCIB at times when Stantec could not be active in the market due to applicable regulatory restrictions or internal trading blackout periods.

2019
Acquisition
In 2019, we completed the following acquisition:

Month	Business Acquired	Nature of Business
March	Wood & Grieve Engineers Limited	Provides structural, mechanical, electrical, plumbing, and hydraulics engineering.
Principally located in Perth, Australia.

Officer and Director Changes
On January 1, 2019, executive vice president Theresa B. Y. Jang was appointed to the position of chief financial officer (CFO) of Stantec.

Aram H. Keith did not stand for re-election as a director at our annual general meeting of shareholders held on May 10, 2019, and thus his service as a director of Stantec and the chair of the board of directors ended on that date. Following Mr. Keith’s retirement from the board, Douglas K. Ammerman assumed the role of chair of the board and relinquished his role as chair of the Audit and Risk Committee.

On December 31, 2019, Scott L. Murray retired from his role as executive vice president and chief operating officer of Stantec.

Organizational Reshaping
In early 2019, Stantec initiated a process to improve utilization and reshape the Company to reduce excess labor costs. Stantec’s organizational reshaping efforts were largely complete at the end of 2019 and delivered cost savings within the guidance of approximately $40 to $45 million on an annualized basis.

Financing
On July 19, 2019, Stantec amended its Credit Facilities by extending the maturity date of its $800 million revolving credit facility by one year (expires on June 27, 2024), reducing certain interest rate spreads, reducing the minimum asset and EBITDA coverage percentages, and increasing the accordion feature to $600 million.

Renewal of Normal Course Issuer Bid and Automatic Share Purchase Plan
On November 8, 2019, Stantec announced the renewal of its Normal Course Issuer Bid (2019 NCIB). Pursuant to the Notice of Intention to Make a Normal Course Issuer Bid approved by the TSX, Stantec was permitted to purchase up to 5,559,313 common shares, representing approximately 5% of Stantec’s 111,186,279 issued and outstanding common shares as of October 31, 2019. Purchases were permitted to commence on November 14, 2019, and to terminate no later than November 13, 2020. During 2019, 1,400,713 common shares were repurchased for cancellation at a weighted average price of $30.81 per share.

In connection with the 2019 NCIB, Stantec also renewed its ASPP with a designated broker to purchase its common shares under the NCIB at times when Stantec could not be active in the market due to applicable regulatory restrictions or internal trading blackout periods.

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February 23, 2022     9    Stantec Inc.

Description of the Business
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our vision is to remain a top tier global design firm that maximizes long-term, sustainable value.

Stantec offers services through five business operating units:
•Buildings – Pre-design, design, and construction administration services in planning, architecture, interior design, buildings engineering, and sustainability and building performance for vertical infrastructure, primarily for private sector and institutional clients
•Energy & Resources – Industrial engineering services for private sector energy, resource, and power clients
•Environmental Services – Planning and permitting services for private sector clients, and remediation activities for private and public sector clients
•Infrastructure – Front-end design and engineering services and some construction management and inspection work for private and public sector clients
•Water – Traditional planning, engineering, design, and construction management services augmented with financial and enterprise management, program and asset management, and intelligent platforms for public and private sector clients

The key components of our business model are:
•Geographic diversification. We do business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions. This diversity allows us to cultivate close client relationships at the local level while offering the expertise of our global team.
•Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Infrastructure, Water, Buildings, Environmental Services, and Energy & Resources.
•Design focus. We serve the design phase of buildings, energy, infrastructure, and water projects, which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
•Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.
Our diverse business model allows us to adapt to changes in market conditions by offsetting decreased demand for services in one business operating unit or geographic location with increased demand in another. We believe this strategy helps us mitigate risk while we continue to increase our revenue and earnings. Our first and fourth quarters generally have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere, but our diverse business model allows us to adapt to these slowdowns.

Stantec's chief executive officer assesses our Company’s performance based on financial information available from our operating segments.

Our reportable segments (in accordance with IFRS) are based on the regional geographic areas in which we operate. The Company has three operating and reportable segments for its Consulting Services: Canada, United States, and Global.

The following table illustrates the breakdown of gross revenue for our reportable segments in 2020 and 2021.

Reportable Segments	2020 Gross Revenue (millions $)	2021 Gross Revenue (millions $)
Canada	1,238.5	1,225.9
United States	2,655.2	2,400.2
Global	836.4	950.7

For additional information regarding our business model and strategic plan, see our MD&A for the year ended December 31, 2021, pages M-1 and M-10 (incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).
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February 23, 2022     10    Stantec Inc.

Innovation, Research, and Development
Our Innovation Office combines proven ideas with curiosity, creativity, and digital-forward approaches to help develop new services, products, and business lines that allow us to meet client and community challenges.

Stantec employees can share ideas through an online portal managed by our Innovation Office. We support promising ideas with technical expertise, coaching, and progressive levels of funding. Throughout the process, ideas with a digital component are supported by experts who are leading our digital transformation efforts. Innovation leaders and coaches within our business lines encourage and facilitate creativity and innovation across our operating units and geographies. These leaders are key to our Innovation Office and help guide the evolution of innovation at Stantec.

Innovation at Stantec also exists outside the Innovation Office. Innovative research and development is conducted in a broad range of fields, including infrastructure evaluation and management systems, augmented and virtual reality, analytics, data management, digital twins of complex systems, parametric design, water and wastewater systems, coastal resiliency, ecosystem restoration, smart cities, energy transition, pavement evaluation and management systems, stream restoration, habitat protection, and environmental biotechnology.

Competitive Conditions
Our professional services cover all phases of the project life cycle: planning, design, construction administration, commissioning, operations and maintenance, decommissioning, and remediation. In all these areas, we work in highly competitive markets, competing with other large multinational professional services firms, as well as diversified (contracting/consulting) firms through to local, smaller and specialist providers. On any given project, the type and number of competitors vary, dependent on factors including scale of project, geographic location, end-markets/sectors, commercial and contractual terms and risks, technical qualifications, and any client-led restrictions.

We believe our client-centric framework with four value creators: excellence, innovation, people, and growth, differentiates us. Through our value creators we distinguish ourselves from our peers through our industry-leading sustainability, innovation, inclusion and diversity, and operational efficiency actions, alongside our strategic initiatives aligned to long-term global dynamics. Our successful track record of acquiring and integrating firms also provides us with a competitive advantage. Given the expanding demand for the services we provide, additional competitors will likely emerge. Even with this competition, we believe that we will compete effectively because of our strengths and our management and technical expertise, as well as our successful track record of service delivery.

Services
Stantec serves clients in private and public sectors by providing knowledge-based solutions through value-added professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics in the areas of infrastructure and facilities. We offer a range of pricing structures to our clients but usually provide our services based on a fixed or variable-fee contract (with a ceiling) or a time-and-material contract (without a stated ceiling). Most assignments are awarded to us because of our expertise and contacts; others are obtained through a competitive bidding process.

Through our service diversification and offering professional services for all phases of the project life cycle, Stantec aims to establish ongoing relationships with clients to produce repeat business. We work on tens of thousands of projects for thousands of clients in hundreds of locations, thereby ensuring that we do not rely predominantly on a few large projects for our revenue.

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February 23, 2022     11    Stantec Inc.

Employees
As of December 31, 2021, we had approximately 25,000 staff, including professionals, technologists and technicians, and support personnel.

We are a knowledge-based organization, always seeking talented and skilled professionals for all our specialized services. As we operate in a competitive industry where turnover costs are high and long-term relationships are key, we work hard to recruit and retain the best people. We use various recruitment strategies to address staffing needs: an employee referral bonus program, website job postings, career fairs, and student programs, and we have opportunities to transfer staff to other office locations.

The Social section of our annual Sustainability Report contains additional information on the steps we take to attract, support, motivate, and develop world-class talent and to build an inspiring and inclusive work environment for our staff.

Sustainability
Stantec’s Sustainability Program is built on the premise that positive economic results are enabled when we effectively manage our environmental, social, and governance (ESG) concerns. Our Sustainability Policy guides us in implementing best practices that meet the letter and spirit of applicable laws and regulations as well as recognized international ESG frameworks. In recognition of our sustainability successes, Corporate Knights named Stantec as one of the 50 Best Canadian Corporate Citizens. In the Global 100 most sustainable companies rankings, Corporate Knights ranked Stantec 1st in its Personal and Business Services peer group, 1st in the Professional Services Global Industry Classification Standard, and 17th overall. Stantec consistently outranks its peers in other third-party ratings, including Sustainalytics, MSCI ESG Ratings, and ISS ESG Corporate Rating.

Accountability for our sustainability performance sits with our Executive ESG Committee. Chaired by the chief financial officer, committee members include the chief operating officer (Global); chief human resources officer; chief practice and project officer; senior vice president of Strategy; vice presidents of Corporate Sustainability, Risk Management, and Integrated Management Systems; and the operations leader of Continental Europe. The board’s Sustainability and Safety Committee oversees the framework for managing sustainability; health, safety, security, and environment risks; emergency preparedness; and non-financial risks arising from the Company’s Integrity Management Program.

Our annual Sustainability Report provides details about our ESG performance. Please also see our annual CDP disclosure and the MD&A portion of the Annual Report for information regarding our climate change risks and opportunities.

ESG highlights are outlined below.

Environment
Stantec manages, monitors, and improves our environmental performance with an ISO 14001-certified Environmental Management System. This management system sets environmental objectives and monitors and measures environmental targets, regulatory compliance, orders and citations, and improvement plans. In 2021, Stantec's science-based emissions targets were approved by Science-Based Target initiative (SBTi) and will guide our implementation actions to consistently reduce our greenhouse gas emissions and take steps to conserve resources. The targets are consistent with reductions to keep warming to 1.5°C to prevent the most damaging effects of climate change. Also in 2021, Stantec was recognized for our corporate climate change action through a leadership (A-) CDP score. We are the only company in engineering and design industry to earn a "Leadership" rating for the last four consecutive years.

Stantec provides a wide range of environmental services to clients. Whether we are providing climate change mitigation services, designing energy-efficient buildings, protecting biodiversity, developing new ways to conserve water, or promoting renewable energy, our commitment to sustainability drives innovation, reduces risks, and provides attractive project life cycle return on investment.

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February 23, 2022     12    Stantec Inc.

Social
We are a professional services company that relies on the expertise of highly technical staff. We work hard to hire the best in the industry and focus on managing, mentoring, and retaining our people. Stantec offers a flexible and collaborative work environment, competitive employee benefits, and the opportunity to work on iconic projects. Our focus on inclusion and diversity increases employee engagement, connects us with clients, and improves employee well-being. In 2021, Stantec was recognized by Forbes as one of the World's Top Female Friendly Companies and as one of America's Best Employers for Diversity. We were also listed on the Bloomberg Gender Equality Index and named by the American Indian Science and Engineering Society as a Top 50 Workplace for Indigenous STEM Professionals.

Stantec manages, monitors, and improves our health and safety performance with a formal ISO 45001-certified management system. To gauge the effectiveness of our programs, we track both lagging indicators (e.g., injury rates) and leading indicators (e.g., inspections, observations, hazard identifications).

Our investment in innovation and research helps us prepare for future client needs and promote thought leadership.

For the communities where we work and live, we invest in initiatives that build capacity and support long-term change. We do this by contributing time, expertise, and money to the arts, education, the environment, and health and wellness. We also specifically focus on maintaining respectful and successful relationships with Indigenous communities.

For clients, we consider the social impacts of decisions made when managing projects throughout their life cycle. We help clients understand the norms of local communities so that they address local priorities and build lasting positive relationships. We incorporate social equity and justice considerations into our projects and design to foster community well-being.

Governance
Stantec believes that good governance is essential to maintaining an ethical and effective corporate culture. By embracing ethical business practices, we demonstrate our Company values and, in turn, establish a competitive advantage in the global marketplace.

Our Code of Business Conduct sets global standards that employees are expected to follow in their day-to-day work. We commit to preventing corruption and anti-trust behaviors and employees are prohibited from using Company funds for political contributions. We have a Partner Code of Business Conduct program that passes our ESG expectations through our supply chain.

Our global Integrated Management System provides a disciplined and accountable framework that monitors risks and hazards, reduces inefficiencies, maximizes Company resources, and directly supports the implementation of our strategy. The integrated system includes the Environmental Management System and Occupational Health and Safety Management System referenced above as well as a Quality Management System (ISO 9001-certified), an IT Service Management System (ISO20000-1 certified), and an IT Security Management System (ISO 27001-certified). Independent (third-party) audits of the Integrated Management System are conducted annually.

Additional information about our board of directors, risk management, and strategic planning process can be found in Stantec’s 2021 Annual Report and Management Information Circular.

Global Operations
In 2021, Stantec remained active internationally; gross revenue from our Global operations was $950.7 million.

We perform work and have permanent offices in the United Kingdom, Europe, Australia, New Zealand, the Middle East, China, Taiwan, Turkey, South and Central America, and the Caribbean.

All Stantec projects are reviewed in accordance with Stantec’s Project Management Framework, which includes following legal, financial, and technical processes, among other things. As well, each in-country project is examined to ensure that any health, safety, security or political risks are acceptable. Each major project has an executive leadership sponsor and is formally reviewed.

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February 23, 2022     13    Stantec Inc.

Risk Factors
For a review of the risks pertaining to our Company, please refer to our MD&A for the year ended December 31, 2021, pages M-32 to M-40 (incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

Dividends
On February 15, 2012, Stantec’s board of directors approved our Dividend Policy and concurrently declared Stantec’s first quarterly dividend. Pursuant to this policy, the Company anticipates that it will declare a dividend to shareholders of record on the last business day of each quarter and pay it on or about the fifteenth day of the following month.

Since adopting our Dividend Policy, we have paid quarterly dividends on our common shares. Although the Company aims to declare and pay a dividend quarterly, our Dividend Policy is at the sole discretion of our board of directors and may vary depending on various factors, including prevailing economic and market conditions, the Company’s earnings, the financial requirements for the Company’s operations, the business strategy of the Company, the provisions of applicable law, and any other factors that our board of directors considers relevant. Additionally, Stantec is required to meet certain financial thresholds under its Credit Facilities; this may restrict Stantec’s ability to declare and pay dividends. Pursuant to our Credit Facilities, we are restricted from declaring or paying dividends where a default or event of default is continuing or would be caused by such declaration or payment. Therefore, the declaration and payment of dividends is not guaranteed. For full particulars of our Credit Facility covenants, reference should be made to our Amended and Restated Credit Agreement, a copy of which is accessible on SEDAR at sedar.com.

The following table outlines cash dividends paid per common share in 2021, 2020, and 2019.

Dividends Paid ($ per common share)

	Year (Total)	Q4	Q3	Q2	Q1
2021	0.66	0.165	0.165	0.165	0.165
2020	0.62	0.155	0.155	0.155	0.155
2019	0.58	0.145	0.145	0.145	0.145

Description of Capital Structure
Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at December 31, 2021, no preferred shares and 111,333,479 common shares were issued and outstanding.

In addition to share capital, Stantec has debt securities issued and outstanding. The attributes of Stantec’s senior unsecured notes are provided in this section of the AIF.

Preferred Shares
Preferred shares may be issued in one or more series. The board of directors determines the number of shares and the rights, privileges, restrictions, and conditions attaching to each series. The holders of the preferred shares as a class are not entitled to receive notice of or attend any shareholders’ meeting and are not entitled to vote at any shareholders’ meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law.

Each series of preferred shares will rank pari passu with each of the other series of preferred shares with respect to the entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. Preferred shares as a class rank ahead of common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Annual Information Form
February 23, 2022     14    Stantec Inc.

Common Shares
The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in an amount and form that our board of directors may from time to time determine. Holders of common shares are entitled to receive notice of and to attend all shareholders’ meetings. They will have one vote for each common share held at each meeting, unless the meeting is only for holders of another specified class or series of our shares who are entitled to vote separately as a class or series.

Common shares rank behind preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Senior Unsecured Notes
Under the terms and conditions of the Trust Indenture (Indenture) between Stantec and Computershare Trust Company of Canada dated October 8, 2020, the Company may issue senior unsecured notes (Notes). The aggregate principal amount of Notes which may be issued under the Indenture is unlimited. The Notes, issuable in one or more Series, rank equally and pari passu with each other and with the Notes of every other Series, regardless of their actual dates or terms of issue.

On October 8, 2020, Stantec issued a first series of Notes designated as 2.048% senior unsecured notes due October 8, 2027 (Series 1 Notes). The maximum principal amount of Series 1 Notes that may be issued is $350 million. The initial amount of Series 1 Notes issued under the First Supplemental Trust Indenture dated October 8, 2020 is $300 million. The Series 1 Notes bear interest from the date of issue at the rate of 2.048% per annum, payable in equal installments, semi-annually in arrears. The Series 1 Notes are redeemable at the Company’s option, in whole or in part, at the redemption price specified in the First Supplemental Trust Indenture.

For a complete description of the Notes and Series 1 Notes, please refer to the Trust Indenture and the First Supplemental Trust Indenture, copies of which are accessible on SEDAR at sedar.com.

Ratings
On September 15, 2021, DBRS Limited (DBRS Morningstar) confirmed Stantec's credit ratings as presented in the tables below. On October 21, 2021, DBRS Morningstar announced that Stantec's acquisition of Cardno did not affect the Company's credit ratings assigned on September 15, 2021. As of December 31, 2021, the assigned ratings remained unchanged.

Credit Rating Agency	Issuer Rating	Trend
DBRS Morningstar	BBB	Stable

Debt Rated by DBRS Morningstar	Rating	Trend
Senior Unsecured Notes	BBB	Stable
Senior Unsecured Revolving Credit Facility	BBB	Stable
Senior Unsecured Term Loans	BBB	Stable

The DBRS Morningstar issuer and senior debt rating scale provides an opinion on the risk of default; that is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. The rating scale ranges from “AAA” to “D” which represents the range from an issuer with the highest credit quality to one that has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods. Ratings are based on quantitative and qualitative considerations relevant to the issuer. Stantec’s rating of BBB means an adequate credit quality, acceptable capacity for the payment of financial obligations, and possible vulnerability to future events.

All rating categories other than AAA and D also contain the subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. The DBRS Morningstar rating trends provide guidance in respect of DBRS Morningstar’s opinion regarding the outlook for the rating in question,
Annual Information Form
February 23, 2022     15    Stantec Inc.

with rating trends falling into one of three categories – ‘‘Positive’’, ‘‘Stable’’ or ‘‘Negative’’. The rating trend indicates the direction in which DBRS Morningstar considers the rating may move if present circumstances continue.

The credit ratings assigned to Stantec are not a recommendation to buy, hold, or sell our debt or securities. There is no assurance that any rating will remain in effect for any given period of time, and that any rating will not be revised or withdrawn entirely at any time by the credit rating organization, if in its judgement, circumstances warrant.

In addition to Stantec's payment of customary rating fees to DBRS Morningstar in connection with the Company's credit rating, in 2021, Stantec made payments to DBRS Morningstar for services related to DBRS Morningstar performing an assessment of the impact that the acquisition of Cardno would have on Stantec's credit rating. In 2020, we made payments to DBRS Morningstar in connection with the assignment of ratings to our long-term debt for the purposes of the senior unsecured notes offering. In the past two years, there were no other services provided to us by DBRS Morningstar.

Market for Securities
Trading Price and Volume
Our common shares are listed for trading on the TSX and New York Stock Exchange (NYSE) under the symbol “STN”.

The following table outlines the monthly trading data on the TSX for January 1 to December 31, 2021:				The following table outlines the monthly trading data on the NYSE (in US$) for January 1 to December 31, 2021:
Toronto Stock Exchange 2021				New York Stock Exchange 2021
Month	High	Low	Volume	Month	High	Low	Volume
January	$45.72	$40.75	4,470,915	January	$35.83	$32.00	1,486,851
February	$50.53	$45.49	6,126,538	February	$39.96	$35.52	1,951,875
March	$54.19	$49.93	6,473,386	March	$43.65	$39.43	1,535,499
April	$59.56	$53.80	7,390,053	April	$47.56	$42.89	1,223,310
May	$57.86	$52.09	5,125,481	May	$47.14	$42.70	1,165,368
June	$55.81	$53.30	4,770,900	June	$45.53	$43.04	1,171,851
July	$58.17	$55.51	2,382,558	July	$46.67	$43.51	782,054
August	$61.99	$57.71	4,464,628	August	$49.61	$45.89	1,380,177
September	$66.22	$59.38	4,462,621	September	$52.36	$46.82	3,259,696
October	$72.11	$58.39	6,090,929	October	$58.50	$46.14	1,635,305
November	$72.50	$67.65	5,015,399	November	$57.36	$53.87	1,292,493
December	$73.10	$68.37	5,118,219	December	$57.79	$52.86	1,661,171
Total			61,891,627	Total			18,545,650

Annual Information Form
February 23, 2022     16    Stantec Inc.

Directors and Officers
The following table lists Stantec’s directors as of February 23, 2022, their place of residence and principal occupation:
Directors of Stantec Inc.

Name and Place of Residence	Principal Occupation	Director Since
Douglas K. Ammerman(1) Laguna Beach, California, United States	Corporate Director	2011
Martin A. à Porta Zug, Switzerland	Corporate Director	2021
Richard C. Bradeen Montréal West, Quebec, Canada	Corporate Director	2018
Shelley A. M. Brown Saskatoon, Saskatchewan, Canada	Corporate Director	2018
Patricia D. Galloway Cle Elum, Washington, United States	President, Galloway Arbitration Inc.	2020
Robert J. Gomes Edmonton, Alberta, Canada	Corporate Director	2009
Gordon A. Johnston Edmonton, Alberta, Canada	President and Chief Executive Officer of Stantec Inc.	2018
Donald J. Lowry Edmonton, Alberta, Canada	Corporate Director	2013
Marie-Lucie Morin Ottawa, Ontario, Canada	Corporate Director	2016
(1)Mr. Ammerman is the chair of our board.

All Stantec directors are elected annually and hold office until the next annual shareholders’ meeting or until their earlier resignation. All directors have held the positions listed in the table above or other executive positions with the same or associated firms or organizations during the past five years or more, except the following:
•Mr. à Porta was president and CEO of Pöyry Plc. until June 25, 2019
•Ms. Brown was a partner at Deloitte until May 31, 2018
•Dr. Galloway was president and CEO of Pegasus Global Holdings Inc. until February 1, 2018
•Mr. Gomes was president and CEO of Stantec until December 31, 2017
•Mr. Johnston was executive vice president of Stantec’s infrastructure business operating unit until December 31, 2017
The following lists the members of each committee of the board as at the date of this AIF:
•Audit and Risk Committee – Shelley A. M. Brown (chair), Richard C. Bradeen, and Donald J. Lowry
•Corporate Governance and Compensation Committee – Marie-Lucie Morin (chair), Martin A. à Porta, Richard C. Bradeen, and Patricia D. Galloway
•Sustainability and Safety Committee – Donald J. Lowry (chair), Martin A. à Porta, Patricia D. Galloway, and Robert J. Gomes
All of our directors, with the exception of Gordon A. Johnston, the Company's President and Chief Executive Officer, and Robert J. Gomes, Stantec's former President and Chief Executive Officer, are "independent" as those terms are defined under applicable Canadian and US securities laws.

Annual Information Form
February 23, 2022     17    Stantec Inc.

The following table lists the name, residency and position held by each executive officer of Stantec as of February 23, 2022, as well as his or her principal occupation in the five preceding years:

Executive Officers of Stantec Inc.

Name and Municipality of Residence	Current Position with the Company	Current Position Start Date	Previously Held Positions During the Five Preceding Years(1)
Gordon A. Johnston Edmonton, Alberta, Canada	President and Chief Executive Officer	January 1, 2018	Senior Vice President, Water, Stantec Executive Vice President, Infrastructure, Stantec
Theresa B. Y. Jang Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer	January 1, 2019	Chief Financial Officer, Veresen Inc. Executive Vice President, Stantec
John D. Take Tucson, Arizona, United States	Executive Vice President and Chief Business Officer	January 1, 2022	Vice President, Water, Stantec Senior Vice President, Water, Stantec Executive Vice President, Water, Stantec
Stuart E. Lerner New York City, New York, United States	Executive Vice President and Chief Operating Officer, North America	January 1, 2020	Vice President, Stantec Senior Vice President, Stantec Executive Vice President, Infrastructure, Stantec
Catherine M. Schefer Warrington, United Kingdom	Executive Vice President and Chief Operating Officer, Global	January 1, 2020	Managing Director – UK Region, MWH UK Executive Vice President, Regional Operating Unit Leader, Stantec
Steve M. Fleck Vancouver, British Columbia, Canada	Executive Vice President and Chief Practice and Project Officer	January 1, 2018	Senior Vice President, Project Delivery Office, Stantec Executive Vice president, Project Delivery Office, Stantec
Marshall W. Davert Miami Beach, Florida, United States	Executive Vice President and Chief Innovation Officer	January 1, 2020	President, MWH Americas and Asia-Pacific Government & Infrastructure Executive Vice President, Water, Stantec
Asifa Samji North Vancouver, British Columbia, Canada	Executive Vice President and Chief Human Resources Officer	March 20, 2021
Business Leader, Environmental Services, Stantec
Vice President, Environmental Services, Stantec
Senior Vice President, Environmental Services, Stantec
Senior Vice President, Acting Chief Human Resources Officer, Stantec
Senior Vice President, Chief Human Resources Officer, Stantec

Paul J. D. Alpern Edmonton, Alberta, Canada	Senior Vice President, Secretary and General Counsel	November 5, 2009	Senior Vice President, Secretary and General Counsel

(1)Previous positions held at Stantec pertain to individuals’ positions held with Stantec Inc.’s operating subsidiaries

Directors’ and Executive Officers’ Share Ownership
As of December 31, 2021, the directors and officers of Stantec Inc. as a group beneficially owned, controlled, or directed, either directly or indirectly, 510,769 common shares, which is 0.46% of our issued and outstanding common shares.

Annual Information Form
February 23, 2022     18    Stantec Inc.

Audit and Risk Committee Information

Audit and Risk Committee Terms of Reference
The responsibilities and duties of our Audit and Risk Committee are set out in the committee’s Terms of Reference (Mandate), attached as Appendix I to this AIF.

Composition of the Audit and Risk Committee
As of February 23, 2022, our Audit and Risk Committee members are Shelley A. M. Brown (chair), Richard C. Bradeen, and Donald J. Lowry.

The board of directors believes that the composition of this committee reflects an appropriate level of financial literacy and expertise and has determined that each committee member is “independent” and “financially literate” (as those terms are defined under applicable Canadian and US securities laws). As well, Ms. Brown, Mr. Bradeen, and Mr. Lowry are each an “audit committee financial expert” (as this term is defined in the rules and regulations of the US Securities and Exchange Commission [SEC]).

The following information describes each committee member’s education and experience that is relevant to the performance of his or her committee responsibilities.

Shelley A. M. Brown
Ms. Brown has more than 25 years of board experience serving on not-for-profit, association, and for-profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. She brings expertise in strategic planning, good governance, finance, and risk management. During her distinguished 40-year career in accounting, Ms. Brown was a partner in two of the world’s largest professional services firms. As chair of the Canadian Institute of Chartered Accountants, she played a key role in uniting Canada’s accounting profession, culminating in the creation of the Chartered Professional Accountants of Canada. Ms. Brown served on the audit committee of Inter Pipeline Ltd. (Inter Pipeline) until Inter Pipeline's acquisition by Brookfield Infrastructure Partners L.P. on October 28, 2021. Currently, Ms. Brown chairs the audit committee of NorZinc Ltd.

With nearly 40 years’ experience in accounting, Ms. Brown has a strong familiarity with the preparation and review of interim and annual financial statements and is a valuable asset to Stantec's Audit and Risk Committee.

Richard C. Bradeen
Mr. Bradeen served as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services and Risk Assessment for Bombardier Inc. (Bombardier), a leading worldwide manufacturer of planes and trains, from February 2009 to October 2013. He started his career at Bombardier in 1997 as vice president of Acquisitions. Before that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young (Canada). He joined Ernst & Young in 1978 and over 19 years held increasingly senior roles, including that of president of the Corporate Finance Group in Toronto. Mr. Bradeen currently serves on the board of directors of Superior Plus Corp. and chairs its audit committee.

Mr. Bradeen’s prior experience with Bombardier and Ernst & Young, as well as his service on the audit committee of Superior Plus Corp., provides him with the relevant experience to perform his responsibilities as an Audit and Risk Committee member.

Donald J. Lowry, ICD.D, F.ICD
Mr. Lowry retired in March 2013 as president & CEO of EPCOR Utilities Inc. Until April 2021, Mr. Lowry served as chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business. Mr. Lowry was the chair of Canadian Oilsands Limited (TSX-COS) until the company was acquired in February 2016. He holds a bachelor of commerce (honors) and master of business administration degree from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation in January 2016 from the Rotman School of Business.

Annual Information Form
February 23, 2022     19    Stantec Inc.

Mr. Lowry’s education, past role as president & CEO of EPCOR Utilities Inc., and more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors provide him with the relevant knowledge to perform his responsibilities as an Audit and Risk Committee member.

Preapproval Policy
The Audit and Risk Committee must preapprove the audit and non-audit services performed by the independent auditor to ensure that the provision of those services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the committee. Proposed services that exceed preapproved cost levels will require specific preapproval by the committee.

External Auditor Service Fees
Effective June 1, 2021, Ernst & Young LLP (EY), at the request of the Company, resigned as auditors of the Company, and PricewaterhouseCoopers LLP (PwC) was appointed as auditors of the Company to fill the vacancy until the next annual meeting of shareholders.

The table below presents fees incurred by the Company for work performed by its former external auditors, EY, during fiscal years ended December 31, 2020, and December 31, 2021, and by its current auditors, PwC, during the fiscal year ended December 31, 2021.

		PricewaterhouseCoopers LLP	Ernst & Young LLP
Category	Note	2021 ($)	2021 ($)	2020 ($)
Audit fees	1	4,429,400	132,600	5,811,200
Audit-related fees	2	–	24,800	390,800
Tax fees	3	799,000	404,900	827,000
All other fees	4	6,300	–	17,200
Total Fees		5,234,700	562,300	7,046,200

(1)Audit fees: Audit services provided by PwC and EY (collectively, the External Auditors) for the audit and review of Stantec’s financial statements or services normally provided by the External Auditors in connection with statutory and regulatory filings or engagements, including quarterly reviews, accounting consultation, statutory audit of in-scope subsidiaries and international financial reporting standard consultation.
(2)Audit-related fees: Assurance and related services provided by the External Auditors. These services can include attest services not required by statute or regulation and review engagements.
(3)Tax fees: Professional services rendered by the External Auditors for income tax compliance and tax advice relating to mergers, acquisitions, financing structures and tax planning, and including the following in 2021: an aggregate $360,400 for income tax compliance provided by both PwC and EY, $546,900 for global mobility services provided by PwC, and $296,600 paid for tax due diligence provided by EY related to the acquisition of Cardno.
(4)All other fees: Non-audit assurance fees and related services provided by the External Auditors.

Annual Information Form
February 23, 2022     20    Stantec Inc.

Legal Proceedings and Regulatory Actions
We have pending legal claims and suits both by and against us. These are typical of the industries we operate in. Where appropriate, these claims have been reported to our insurers and the insurers of our predecessors, who are in the process of adjusting or defending them. None are expected to involve damages that exceed 10% of Stantec’s current assets.

No penalties or sanctions have been imposed against us by a court relating to provincial and territorial securities legislation or by a securities regulatory authority. Nor have any other penalties or sanctions been imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions
To the best of our knowledge, none of the (i) directors or executive officers of the Company, (ii) shareholders of the Company that beneficially own, or control or direct, directly or indirectly, more than 10% of the Company's outstanding voting securities, or (iii) any associate or affiliate of persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Conflicts of Interest
To the best of our knowledge, no director or officer of the Company has any existing or potential material conflicts of interest with the Company or any of its subsidiaries.

Transfer Agent
Computershare Trust Company of Canada is our transfer agent for our common shares listed on the TSX and NYSE at its offices in Calgary, Alberta; Toronto, Ontario; and Canton, Massachusetts.

Material Contracts
Except for contracts entered into in the ordinary course of business, which includes contracts in relation to the acquisition of professional services firms, the material contracts entered into by the Company within the most recently completed financial year, or before the most recently completed financial year but still remaining in effect, are as follows:
1.On June 27, 2018, we entered into an Amended and Restated Credit Agreement among Stantec Inc., as borrower; Canadian Imperial Bank of Commerce, as administrative agent, sole lead arranger, and sole bookrunner; Canadian Imperial Bank of Commerce, HSBC Bank Canada, and Bank of America, N.A., Canada Branch, as issuing banks; and certain other lenders with respect to the provision of certain credit facilities to Stantec Inc.
2.On July 19, 2019, we entered into Amending Agreement No. 1 in relation to the Amended and Restated Credit Agreement dated as of June 27, 2018 among Stantec Inc., as borrower; Canadian Imperial Bank of Commerce, as administrative agent, and the financial institutions, as lenders with respect to the amendment of certain terms and conditions of our credit facilities.
3.On October 8, 2020, Stantec entered into the Trust Indenture with Computershare Trust Company of Canada to create senior unsecured notes.
4.On October 8, 2020, Stantec entered into the First Supplemental Trust Indenture with Computershare Trust Company of Canada to create and issue a first series of Notes designated as 2.048% senior unsecured notes due October 8, 2027.
Annual Information Form
February 23, 2022     21    Stantec Inc.

5.On October 29, 2021, Stantec entered into Amending Agreement No. 2 in relation to the Amended and Restated Credit Agreement dated as of June 27, 2018 among Stantec Inc., as borrower; Canadian Imperial Bank of Commerce, as administrative agent, and the financial institutions, as lenders with respect to the amendment of certain terms and conditions of our credit facilities.

Copies of each of the above contracts are filed on SEDAR at sedar.com.

Interests of Experts
The Company's independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 23, 2022 in respect of the Company’s consolidated financial statements as at December 31, 2021 and for the year ended December 31, 2021 and the Company’s internal control over financial reporting as at December 31, 2021. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the US Securities and Exchange Commission.

The Company’s former auditor—Ernst & Young LLP, Chartered Professional Accountants—is located at Suite 1400, 10423 – 101 Street, Edmonton, Alberta, T5H 0E7. EY is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and has complied with the SEC’s rules on auditor independence.

Additional Information
Additional financial information is provided in our financial statements and our MD&A for our most recently completed financial year. Additional information contained in our Management Information Circular includes directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans.

A copy of this AIF, as well as our latest Management Information Circular and the Annual Report (which includes our MD&A and Audited Consolidated Financial Statements for the year ended December 31, 2021) may be obtained from our website at stantec.com or by mail on request from the Secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4. Additional information relating to our Company—including disclosure documents and any reports, statements, or other information that we file with Canadian provincial securities commissions or other similar regulatory authorities—is also available through SEDAR at sedar.com and on EDGAR at sec.gov.

NYSE Corporate Governance Disclosure
As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements to the extent not contrary to US securities laws, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. Pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, we are required to identify any significant ways that our corporate governance practices differ from those followed by US domestic companies under the NYSE’s listing standards. These differences can be found on our website at stantec.com.

Annual Information Form
February 23, 2022     22    Stantec Inc.

Appendix I – Audit and Risk Committee Terms of Reference (Mandate)
The following are the Audit and Risk Committee’s Terms of Reference (Mandate) effective as of February 23, 2022.

A.Overview and Purpose
The Audit and Risk Committee is appointed by, and responsible to, the board of directors. The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the Company. The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies, is an important element of the Company’s internal control over financial reporting. The committee has oversight responsibility for the performance of both the internal auditors and the external auditors. The committee also ensures the qualifications and independence of the external auditors. The committee has oversight of the Company’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the Company’s financial statements are complete, accurate, and in accordance with International Financial Reporting Standards.

B.Authority and Responsibilities
The Audit and Risk Committee shall
•Request such information and explanations in regard to the accounts of the Company as the committee may consider necessary and appropriate to carry out its duties and responsibilities.
•Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities.
•Provide reports and minutes of meetings to the board.
•Engage independent counsel and other advisors as may be deemed or considered necessary, and determine the fees of such counsel and advisors. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C.Membership
The members of the committee shall be composed of a minimum of three independent directors, appointed by the board, all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws. At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations. For greater clarity, the board has adopted the definition of “independent director” as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators. The chair of the board of directors shall be an ex-officio member of the Audit and Risk Committee, in addition to the minimum number of required independent directors.

The chair of the committee shall be designated by the board.

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the Company, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

Annual Information Form                                 Stantec Inc.
February 23, 2022

D.Financial Statements and Disclosures
1.Review and recommend to the board for approval the annual audited financial statements and Management Discussion and Analysis.
2.Review and recommend to the board for approval the following public disclosure documents:
a.The year-end news release on the earnings of the Company; and
b.Other regulatory filings of a financial nature.
3.Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements, including Management’s Discussion and Analysis, the quarterly interim report to shareholders, and the quarterly news release on the earnings of the Company. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.
4.Receive the quarterly report from the Disclosure Committee on the adequacy of disclosure with respect to material events in the Company’s financial statements, Management’s Discussion and Analysis, and earnings news releases.
5.Receive annually an evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from the financial statements) that is publicly disclosed by the Company.
6.Review and recommend to the board for approval all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.
7.Review and recommend for the board for approval the Audit and Risk Committee information required as part of the Annual Information Form and Management Information Circular.
8.Review with management on an annual basis, the Company’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.
9.Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required
a.The appropriateness of accounting policies and financial reporting practices used by the Company, including alternative treatments that are available for consideration
b.Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company
c.Any new or pending developments in accounting and reporting standards that may affect or impact the Company
d.Any off-balance sheet structures
e.The key estimates and judgments of management that may be material to the financial reporting of the Company
10.At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgments about the clarity of disclosures.
11.Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company and the manner in which these matters have been disclosed in the financial statements.
12.Review with management on a quarterly basis the indicators of impairment to the Company’s goodwill.

Annual Information Form                                 Stantec Inc.
February 23, 2022

E.External Auditor
13.Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.
14.Review, approve, and execute the annual engagement letter with the external auditor, and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the external auditor reports directly to the shareholders and the board through the committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:
a.Staffing
b.Objectives and scope of the external audit work
c.Materiality limits
d.Audit reports required
e.Areas of audit risk
f.Timetable
g.Proposed fees
15.Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.
16.Approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such non-audit services.
17.Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the board. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the external auditor.
18.Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the US Public Company Accounting Oversight Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.
19.Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.
20.Receive and resolve any disagreements between management and the external auditor regarding all aspects of the Company’s financial reporting.
21.Review with the external auditor the results of the annual audit examination including, but not limited to, the following:
a.Any difficulties encountered, or restrictions imposed by management, during the annual audit
b.Any significant accounting or financial reporting issues
c.The auditor’s evaluation of the Company’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee
d.The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures
e.The post-audit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses
f.Any other matters which the external auditor should bring to the attention of the committee
22.Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.
Annual Information Form                                 Stantec Inc.
February 23, 2022

23.When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.
24.Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company.
25.Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.
26.Conduct an annual review of the external auditor, with the intention of identifying potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.

F.Internal Audit
27.Review the appointment or termination of the internal auditor.
28.Review and approve the internal audit charter periodically (at least every three years).
29.Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee. Receive confirmation from management that the Company has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:
a.Staffing
b.Objectives and scope of the internal audit work
c.Materiality limits
d.Audit reports required
e.Areas of audit risk
f.Timetable
g.Proposed budget
30.Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:
a.Any difficulties encountered, or restrictions imposed by management, during the audit
b.Any significant accounting or financial reporting issues
c.The auditor’s evaluation of the Company’s system of internal accounting controls, procedures, and documentation
d.The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses
e.Any other matters which the internal auditor should bring to the attention of the committee
31.Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G.Internal Controls
32.Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors, that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.
33.Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.
Annual Information Form                                 Stantec Inc.
February 23, 2022

34.Receive reports from management and/or the internal auditor on all significant deficiencies and material weaknesses identified.
35.Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Company, including the use of its assets.
36.Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the Company.

H.Risk
General

37.Review at least annually with management
a.The Company’s method of identifying, evaluating, mitigating, and reporting on the principal risks inherent in the Company’s businesses and strategic directions
b.The systems, policies and practices applicable to the Company’s assessment, management, prevention and mitigation of risks (including strategic, operating, compliance, and reputation, as well as financial risks including but not limited to the foreign currency, liquidity and interest rate risk, the use of derivative instruments, counterparty credit exposure, litigation, and adequacy of tax provisions)
c.The Company’s risk appetite, risk tolerance, and risk retention philosophy, including the Company’s loss prevention policies and insurance programs and corporate liability protection programs for directors and officers, as well as disaster response and business continuity plans
d.The Company’s cybersecurity program and measures designed to ensure security of the Company’s information technology systems.
38.Receive an annual report from and review with management the status of the Company’s principal and emerging risks, as well as the related mitigation programs (the Enterprise Risk Management program). Receive quarterly updates from management on the Company’s Enterprise Risk Management program.
39.Review with management the disclosures of the Company’s risks and risk factors in the Company’s Annual Information Form, the Management’s Discussion and Analysis, and other regulatory filings.
40.Report to the board annually on its activities in connection with the risk oversight role referenced herein so that the board as a whole can fulfill its responsibilities for risk oversight.
41.Receive a risk assessment report from management following due diligence on acquisitions within North America with an enterprise value of C$100 million or greater, all acquisitions outside North America with an enterprise value of C$50 million or greater, and all acquisitions with atypical risks compared to our current service and business model; make such further inquiries as considered necessary; and report thereon to the board. The content of the risk assessment report will be developed by the committee in conjunction with management with appropriate case-by-case enhancements to reflect risk associated with each opportunity and will be reviewed annually by the committee.

Finance

42.Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required, the impact of the Company’s capital structure on current and future profitability.
43.Review and recommend to the board of directors proposals requesting a grant of a guarantee issued by Stantec for an amount in excess of $50 million, prior to issuance.
44.Review and recommend to the board of directors proposals requesting a grant of a surety bond issued by Stantec or its subsidiaries for (a) an amount in excess of $50 million individually or (b) whereby virtue of the grant of such surety bond would put the aggregate value of all surety bonds issued and outstanding in excess of $500 million, prior to issuance.
Annual Information Form                                 Stantec Inc.
February 23, 2022

45.Review and approve, if appropriate and as required, the decision to enter into swaps that are exempt from the requirements of sections 2(h)(1) and 2(h)(8) of the US Commodity Exchange Act and to exercise the end-user exception.
46.Review and approve, as required, any policies with respect to swaps, hedging activities, clearing, and the end-user exception.

I.Compliance/Fraud
47.Receive quarterly reports on the Company’s fraud risk assessment activities.
48.In accordance with the Company’s integrity practices, review and determine the disposition of any complaints or correspondence received under the Company’s Code of Business Conduct.
49.Discuss with management the Company’s policies and procedures designed to ensure an effective compliance and ethics program, including the Company’s Code of Business Conduct.
50.Discuss with management and the Company’s in-house legal counsel any legal matters that may have a material impact on the financial statements or the Company’s compliance requirements.
51.Review quarterly the compliance certificate of the chief financial officer.

J.Other
52.Review, as required, any claims of indemnification pursuant to the bylaws of the Company.
53.Receive at least annually a report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.
54.Review and determine the disposition of any complaints received from shareholders or any regulatory body.
55.Conduct an annual assessment of the effectiveness of the committee and provide a report thereon to the board.
56.Review annually the terms of reference for the committee and recommend any required changes to the board.

K.Meetings
57.Regular meetings of the committee are held at least four times each year.
58.Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the Company.
59.Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.
60.A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.
61.The secretary of the Company shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five days prior to the meeting except in unusual circumstances.
62.Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.
63.A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.
64.The secretary of the Company, or his or her designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.
65.Minutes of the meetings of the committee shall be distributed by the secretary of the Company to all members of the committee and shall be submitted for approval at the next regular meeting of the committee.

Annual Information Form                                 Stantec Inc.
February 23, 2022